On Dec 3, 2025, at 5:01 PM, Skip Hulsey <[redacted]> wrote:

Hi [redacted]. I wanted to share with you that we've launched a community round amongst family and friends. Check it out below :)

https://wefunder.com/lagom.development

*Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

All the best,
Skip
Sent from my iPhone